SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2023
Commission File Number	001-37400
Shopify Inc.
(Translation of registrant’s name into English)
151 O'Connor Street, Ground Floor Ottawa, Ontario, Canada K2P 2L8
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibits

99.1    Shopify Inc. - Notice of Annual General Meeting and Management Information Circular

99.2    Shopify Inc. - Proxy Form

99.3    Shopify Inc. - Notice and Access

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Commission on September 9, 2022 (File No. 333‐267353), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 29, 2015 (File No. 333-204568), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on May 12, 2016 (File No. 333-211305), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on October 17, 2019 (File No. 333-234241), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on July 28, 2021 (File No. 333-258230), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on July 20, 2022 (File No. 333-266243) and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Commission on September 9, 2022 (File No. 333-267364) (together, the "Registration Statements").

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shopify Inc.
(Registrant)
Date:	May 26, 2023	By:	/s/ Jessica Hertz
Name: Jessica Hertz Title: General Counsel and Corporate Secretary